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FOR IMMEDIATE RELEASE

FROM:                                 CONTACT:
The Marquee Group, Inc.               Timothy J. Klahs
888 Seventh Avenue, 37th Floor        Director, Corporate Communications
New York, New York 10019                       The Sillerman Companies
                                               150 East 58th Street, 19th Floor
                                               New York, New York 10155
                                               (212) 407-9126


              THE MARQUEE GROUP, INC. COMPLETES SELF TENDER OFFER


         NEW YORK, September 11, 1997 -- The Marquee Group, Inc. (AMEX: MRTQ) announced today that its self tender offer for its warrants expired at 12:00 midnight, New York City time, Wednesday, September 10, 1997. Marquee said that it expects to purchase approximately 3,991,956 warrants at a price of $2.40 per warrant.

         Marquee said that the determination of the actual number of warrants to be purchased is subject to final confirmation of proper delivery of all warrants tendered and not withdrawn. Payment for the warrants accepted will occur as promptly as practicable, according to Marquee, and will be funded by borrowings under a bridge financing agreement.

         The warrants were traded on the Nasdaq SmallCap Market under the symbol MRQEW and on the Boston Stock Exchange under the symbol MRT.WS. On September 11, 1997, the warrants ceased trading on the Nasdaq SmallCap Market and the Boston Stock Exchange.

         Marquee provides comprehensive event management, television production, marketing, talent representation and consulting services in the sports, news and other entertainment industries. The company's event management, television production and marketing services involve managing sporting events, producing television programming and marketing professional and collegiate athletic leagues and organizations. The company also arranges and negotiates sports and entertainment-related television rights, advertising, corporate sponsorships and naming rights, or entitlements, for its clients. The talent representation services provided by the company include negotiating employment agreements and creating and evaluating various business opportunities for sports, news and entertainment personalities. The company also provides a variety of consulting services to clients either engaged in, or seeking exposure in, sports and entertainment-related industries.